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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Nord Resources Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   655555 10 0
                                 (CUSIP Number)

                             James C. Colihan, Esq.
                                Coudert Brothers
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212)626-4680
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 16, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 41 Pages

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                                  SCHEDULE 13D
CUSIP No. 655555 10 0                                         Page 2 of 24 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
      Jean-Raymond Boulle (foreign person - no IRS identification number issued)

2   Check the Appropriate Box If a Member of a Group*
                                     a.  / /
                                     b.  / /
3   SEC Use Only

4   Source of Funds*
                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6   Citizenship or Place of Organization
                  British

                7   Sole Voting Power
  Number of                 -0-
   Shares
Beneficially    8   Shared Voting Power
  Owned By                  4,000,000
    Each
  Reporting     9   Sole Dispositive Power
   Person                   -0-
    With
                10  Shared Dispositive Power
                            4,000,000

11  Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,000,000

12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

13  Percent of Class Represented By Amount in Row (11)
                  20.2%

14  Type of Reporting Person*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D
CUSIP No. 655555 10 0                                         Page 3 of 24 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         MIL (Investments) S.A. (foreign person - no IRS identification number issued)

2   Check the Appropriate Box If a Member of a Group*
                                     a.  / /
                                     b.  / /
3   SEC Use Only

4   Source of Funds*
                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6   Citizenship or Place of Organization
                  Luxembourg

                7   Sole Voting Power
  Number of                 -0-
   Shares
Beneficially    8   Shared Voting Power
  Owned By                  4,000,000
    Each
  Reporting     9   Sole Dispositive Power
   Person                   -0-
    With
                10  Shared Dispositive Power
                            4,000,000

11  Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,000,000

12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

13  Percent of Class Represented By Amount in Row (11)
                  20.2%

14  Type of Reporting Person*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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This Amendment No. 2 (this "Amendment") to the Schedule 13D filed on April 25,
1996, as amended by Amendment No. 1 thereto filed on July 11, 1996 (the "Schedule 13D") on behalf of MIL (Investments) S.A., a Luxembourg corporation ("MIL"), and Mr. Jean-Raymond Boulle, a British citizen with a residential address at Seaside Plaza, Batiment C, 6 avenue des Ligures, MC-98000 Monaco ("Mr. J.R. Boulle", together with MIL, the "Reporting Persons"), relates to the Common Stock, par value $.01 per share ("Nord Common Stock"), of Nord Resources Corporation, a Delaware corporation ("Nord"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer

     This Amendment relates to 2,000,000 additional shares of Nord Common Stock (the "Acquisition Shares") that MIL has agreed to acquire subject to certain conditions (the "Closing Conditions") set forth in a Stock Purchase and Sale Agreement (the "Stock Purchase Agreement") dated October 16, 1996 between Nord and MIL. If the Acquisition Shares are acquired by MIL in accordance with the terms of the Stock Purchase Agreement, the total number of shares of Nord Common Stock beneficially owned by MIL would be 6,000,000, consisting of the Acquisition Shares, 3,160,000 shares (the "Acquired Shares") of Nord Common Stock acquired by MIL on April 15, 1996 pursuant to the Stock Purchase and Sale Agreement between Nord and MIL dated April 15, 1996 (the "April 15 Agreement"), and 840,000 shares (the "Conversion Shares") of Nord Common Stock acquired by MIL through conversion of the Promissory Note on July 2, 1996 pursuant to the Agreement between Nord and MIL dated April 15, 1996 related to the Promissory Note (the "Note Agreement", together with the "April 15 Agreement", the "April Agreements").

Item 3. Source and Amount of Funds or Other Consideration

     Upon satisfaction of the Closing Conditions, MIL will purchase the Acquisition Shares for an aggregate purchase price of $10,000,000 (the "Purchase Price"). The Purchase Price will be paid in cash from MIL's working capital.

Item 4. Purpose of Transaction

     MIL entered into the Stock Purchase Agreement pursuant to which MIL agreed, subject to certain conditions, to purchase the Acquisition Shares for the Purchase Price. Certain material provisions of the Stock Purchase Agreement are summarized in Item 6 of this Statement.

(d) In connection with the execution and delivery of the Stock Purchase Agreement, the Board of Directors of Nord, at a meeting held on October 23, 1996, resolved (i) that the current Board of Directors of Nord be reduced from eight (8) to seven (7) members with MIL retaining the right to designate three
(3) members as provided for in the April Agreements, and (ii) to amend the April 15 Agreement such that the obligation of MIL to vote all of the Nord Common Stock held by MIL for the nominees designated by the Board of Directors of Nord (excluding MIL's nominees) for the Board of Directors of Nord be foreshortened to expire after the annual

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meeting in the year 1999 rather than the year 2000; provided, however, that such resolutions will not be effective until the Closing Date (as defined below) under the Stock Purchase Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Stock Purchase Agreement

     Set forth below is a summary of certain material provisions of the Stock Purchase Agreement. The summary is qualified in its entirety by reference to the complete text of the Stock Purchase Agreement, a copy of which is attached hereto as an exhibit and incorporated herein by reference.

     Pursuant to the terms of the Stock Purchase Agreement, upon satisfaction of the Closing Conditions, MIL has agreed to purchase the Acquisition Shares from Nord for an aggregate purchase price of $10,000,000. Purchase by MIL of the Acquisition Shares (the "Acquisition"), if it occurs, will be made in reliance upon the transaction "safe harbor" afforded by Regulation S, as promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Closing Conditions include, among other things, (i) the approval ("Stockholder Approval") of the Nord stockholders (the "Stockholders"), (ii) the making of all filings required and the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder (the "HSR Act"),
(iii) the absence of any "Material Adverse Change" in Nord, as such term is defined in the Stock Purchase Agreement and (iv) the trueness and correctness of the representations and warranties made by Nord in the Stock Purchase Agreement. The Stock Purchase Agreement may be terminated by either MIL or Nord if the purchase by MIL shall not have occurred on or prior to January 15, 1997. Nord has agreed to use its best efforts to take all actions necessary to hold a special meeting on or about November 20, 1996, or the earliest possible date thereafter which provides sufficient time between proxy mailing and the meeting date, and to use its best efforts to obtain Stockholder Approval at such meeting or any adjournment thereof. The Board of Directors of Nord has already unanimously approved the transactions contemplated under the Stock Purchase Agreement, and has unanimously resolved to recommend approval of the sale of the Acquisition Shares by the Stockholders (in each case, with MIL's designees on the Board of Directors of Nord not participating in such action). The closing date (the "Closing Date") under the Stock Purchase Agreement will be within five
(5) business days after the later of Stockholder Approval or expiration of the notice period under the HSR Act.

     During the period from October 16, 1996 and continuing until the Meeting Date or any adjournment or postponement thereof, Nord has agreed not to (i) offer, sell, contract to sell or otherwise issue or dispose of any shares of Nord Common Stock or any other securities of Nord, and any other securities that are convertible into or exchangeable for or that represent the right to receive shares of Nord Common Stock or any other securities of Nord, or (ii) to announce or effect any stock split, stock dividend, stock combination, reverse stock split, stock reclassification or reorganization with respect to shares of Nord Common Stock or any other security of Nord.

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     Pursuant to the Stock Purchase Agreement and subject to the purchase by MIL of the Acquisition Shares, MIL and Nord have agreed to amend the April
Agreements such that, upon acquisition by MIL of the Acquisition Shares will have MIL two (2) demand registration rights (the "Demand Registration Rights") and will have piggy-back registration rights ("Piggy-Back Registration Rights") with respect to the Acquired Shares, the Conversion Shares and the Acquisition Shares, collectively, if at the time MIL (or the successors or permitted assigns of MIL) holds of record at least 500,000 shares of unregistered Nord Common Stock.

     Exercise of the Demand Registration Rights is subject to the further limitations that (i) MIL must wait at least six (6) months between exercising its Demand Registration Rights, and (ii) each Demand Registration Right must be exercised with respect to at least 25% of the shares of Nord Common Stock then owned by MIL which were originally purchased pursuant to the April Agreements and the Stock Purchase Agreement. The Piggy Back Registration Rights are the same as those granted to MIL in the April Agreements.

     Nord has agreed to indemnify and hold MIL harmless against any losses incurred or sustained by MIL which arise out of or result from a breach of any representation, warranty or covenant of Nord contained in the Stock Purchase Agreement; and MIL has agreed to indemnify and hold Nord harmless against any losses incurred or sustained by Nord which arise out of or result from a breach of any representation, warranty or covenant of MIL contained in the Stock Purchase Agreement.

     Neither the Stock Purchase Agreement nor any rights, obligations or claims thereunder may be assigned, except that after Stockholder Approval of the Acquisition and upon prior written notice to Nord, MIL shall have the right to assign the Stock Purchase Agreement and the rights, obligations and claims thereunder to J.R. Boulle, or to any entity controlled by J.R. Boulle, provided that J.R. Boulle thereafter continues to remain in control of such entity. Any partial assignment of the Stock Purchase Agreement and the rights, obligations and claims thereunder in conjunction with the transfer of some, but not all of the Acquisition Shares, shall not affect Nord's obligation with respect to the Demand Registration Rights which shall be to effect no more than two (2) registrations in the aggregate for all then-owned shares of Nord Common Stock owned by MIL and such assignees collectively at the demand of MIL.

Item 7. Material to be filed as Exhibits

The following is filed herewith as an exhibit:

Exhibit 1 Stock Purchase and Sale Agreement between Nord and MIL dated October 16, 1996.

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                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 25, 1996
                                             MIL (INVESTMENTS) S.A.

                                             By: /s/ Ekkehart Kessel
                                             Name: Ekkehart Kessel
                                             Title: Administrateur

                                             By: /s/ Edmond Van de Kelft
                                             Name: Edmond Van de Kelft
                                             Title: Administrateur


                                             /s/ Jean-Raymond Boulle
                                             JEAN-RAYMOND BOULLE